

05036475

SECURITIES ON
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65585

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2004__ AND ENDING __December 31, 2004__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Smart Execution Securities, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

629 Camino De Los Mares, Suite 302B

(No. and Street)

San Clemente,	**California**	**92673-2832**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Petruzzi   **949-661-1348**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA   A Professional Corporation

(Name – if individual, state last, first, middle name)

10680 W. Pico Boulevard, Suite 260	**Los Angeles, CA**		**90064**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Chris Petruzzi_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Smart Execution Securities, LLC_____, as
of _____December 31_____, 20 __04__, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____None_____

_____

_____

Signature

CEO

Title

Notary Public 2/27/15

CHARLES FRASER
COMM...1453349
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Dec. 20, 2007

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMART EXECUTION SECURITIES, LLC

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

To The Members of
Smart Execution Securities, LLC
San Clemente, California

I have audited the accompanying statement of financial condition of Smart Execution Securities, LLC as of December 31, 2004 and the related statements of income, changes in members' equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of Smart Execution Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Smart Execution Securities, LLC as of December 31, 2004 and the results of its operations, members' equity and cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

George Brenner, C.P.A.

Los Angeles, California
February 16, 2005

1

SMART EXECUTION SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash		
Checking account	$	42,025
Deposit account		100,751
Investment in wholly-owned subsidiary		5,716,452
Due from wholly-owned subsidiary		264,382
Other assets		1,647
Total assets		$6,125,257

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable	$	300
Accrued franchise tax		6,000
Total liabilities	$	6,300

MEMBERS' EQUITY

Capital	$1,500,000
Retained earnings	4,618,957
Total members' equity	6,118,957
Total liabilities and members' equity	$6,125,257

SMART EXECUTION SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

INCOME:	
Liquidity rebates	$ 6,979,123
Income – wholly-owned subsidiary	5,285,893
Trading loss	(4,094,161)
Other revenue	5,213
Total revenue	8,176,068
EXPENSES – Page 11	1,152,745
NET INCOME BEFORE INCOME TAXES	7,023,323
INCOME TAX PROVISION	
Federal taxes	--
State taxes	6,848
Total tax provision	6,848
NET INCOME	$ 7,016,475

See Accompanying Notes to Financial Statements

SMART EXECUTION SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Equity	Retained Earnings (Deficit)	Total
Beginning Balance January 1, 2004	$1,500,000	$ 3,233,482	$ 4,733,482
Net Income		7,016,475	7,016,475
Distribution		(5,631,000)	(5,631,000)
Balance December 31, 2004	$1,500,000	$ 4,618,957	$ 6,118,957

SMART EXECUTION SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOW FROM OPERATING ACTIVITIES

·Net Income	$ 7,016,475
Adjustment to reconcile net (loss) to net cash	--
Net income from wholly-owned subsidiary	(5,285,893)
Amortization	412
Operating Activities:	
Trading account	1,526,386
Clearing deposit	(745)
Affiliate advance	300,000
Due wholly-owned subsidiary	2,370,771
Other assets	8,734
Accounts payable	(81,392)
Accrued taxes	(800)
Net cash required by operations	$ 5,853,948
CASH FLOW FROM INVESTMENT ACTIVITIES	--
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contributions to wholly-owned subsidiary	(3,610,559)
Distributions:	
To parent company	(5,631,000)
From wholly-owned subsidiary	3,380,000
Total cash flow due to financing activities	(5,861,559)
NET DECREASE IN CASH	(7,611)
Cash at beginning of period	49,636
Cash at end of period	$ 42,025

Supplemental disclosure of cash flow information

Cash paid during the period:	
Interest	$ --
Income taxes	$ 6,800

1. Organization

Smart Execution Securities, LLC (The Company or SMEX) was organized as a Limited Liability Company in 2003 in the State of California. SMEX engages in proprietary trading and is a member of the NASD. The Company is an introducing broker dealer and does not hold customer funds or securities.

SMEX is owned 50.1% by Smart Execution LLC (SE) and 49.99% by Sunrise Harbor, Ltd. a subsidiary of Paloma Securities (PS) a foreign corporation. SMEX engages in trades on various Electronic Commissions Networks (ECN's) for which rebates are received based on trading volume.

2. Significant Accounting Policies

A. SMEX traded on the ECN's for the period January 1 through April 4, 2004 at which time its wholly-owned subsidiary Petruzzi Securities, LLC took over the trading operations.

B. *Principles of Consolidated*
The accompanying financial statements do not include the accounts of SMEX's wholly owned subsidiary Petruzzi Securities, LLC (PS). The subsidiary was capitalized at $200,000 and was inactive in 2003. The subsidiary is carried on the balance sheet at the equity basis of accounting as follows:

Cost – 12/31/03	$ 200,000
Capital Contributed	3,610,559
Income	5,285,893
Distribution	(3,380,000)
Balance – 12/31/2004	$ 5,716,452)

Petruzzi's net capital at December 31, 2004 was $4,932,200 which was $4,811,472 in excess of the required amount.

C. *Use of Estimates* - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. *Cash and Cash Equivalents* - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2004 the Company had approximately $42,000 in a bank account. The Federal government under the Federal Insurance Deposit Act insures deposits up to $100,000.

3. **Net Capital Requirements**

At December 31, 2004 the Company had a net capital requirement of $100,000. See page 8 for the net capital calculation.

4. **Income Taxes**

The Company files its income tax returns as a Limited Liability Company (LLC). Income and losses of LLC's pass directly to the members. The State of California requires LLC's to pay a minimum $800 plus a percent of its revenue computed on an ascending scale which computed to $6,000.

5. **Related Party Transactions**

SMEX paid approximately $700,000 to its affiliates for license fees.

6. **Exemption From The SEC Rule 15C-3**

Smart Execution Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Smart Execution Securities, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

SMART EXECUTION SECURITIES, LLC
NET CAPITAL COMPUTATION
PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2004

TOTAL ASSETS	$ 6,125,257
DEDUCT TOTAL LIABILITIES	6,300
OWNERSHIP EQUITY	6,118,957
ADD SUBORDINATED LIABILITIES	--
TOTAL CAPITAL AND SUBORDINATED LIABILITIES	6,118,957
DEDUCT TOTAL NONALLOWABLE ASSETS	(5,983,232)
NET CAPITAL BEFORE HAIRCUTS	135,725
HAIRCUTS ON SECURITIES	--
NET CAPITAL	135,725
DEDUCT NET CAPITAL REQUIREMENT	(100,000)
EXCESS NET CAPITAL	$ 35,725
AGGREDGATED INDEBTEDNESS	$ 6,300
RATIO AGGREGATED INDEBTEDNESS TO NET CAPITAL	4.6%

RECONCILIATION

NONE REQUIRED

See Accompanying Notes to Financial Statements.

SMART EXECUTION SECURITIES, LLC
NET CAPITAL COMPUTATION
PURSUANT TO SEC RULE 15c301
DECEMBER 31, 2004

UNALLOWABLE ASSETS

INVESTMENT IN WHOLLY-OWNED SUBSIDIARY	$5,716,452
ADVANCE TO WHOLLY-OWNED SUBSIDIARY	264,382
ORGANIZATION COSTS	1,647
DEPOSIT ACCOUNT IN EXCESS OF $100,000	751
	$5,983,232

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Smart Execution Securities, LLC
San Diego, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2004 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
February 16, 2005

SMART EXECUTION SECURITIES, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2004

EXPENSES

Amortization	$	411
Bank service charge		370
Clearing broker fees		271,546
Communication expense		69,882
Insurance		884
Interest expense		229
Licenses and permits		20
Miscellaneous		4
NASD fees		4,954
Technology expenses – related parties		692,887
Professional fees		20,262
Rent		600
SEC fees		55,315
Software fees		29,177
Trading expense		5,604
Utilities		600
TOTAL EXPENSES		$1,152,745

PART II

SMART EXECUTION SECURITIES, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

George Brenner, CPA

A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY CFTC
REGULATION 1.16

To The Members of
Smart Execution Securities, LLC
San Clemente, California

In planning and performing my audit of the financial statements of Smart Execution Securities, LLC (the "Company) for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

12

unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not be complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner, CPA
Los Angeles, California
February 16, 2005